Exhibit 99.1

IM Cannabis Announces Appointment of Shmulik Arbel to Board of Directors

TORONTO and GLIL YAM, Israel, September 11, 2024 - IM Cannabis Corp. (“IMC” or the “Company”) (NASDAQ: IMCC) (CSE: IMCC), a leading medical cannabis company with operations in Israel and Germany, is pleased to announce that Mr. Shmulik Arbel has been appointed to the Company’s board of directors (the “Board”) effective September 9, 2024. Mr. Arbel brings a wealth of experience in strategic plans that drive profitability, as well as, finance and corporate governance, further strengthening the company’s commitment to driving growth while focusing on sustainable profitability.

“We are thrilled to welcome Shmulik to our Board of Directors,” said Oren Shuster, Chief Executive Officer of IM Cannabis. “Shmulik’s extensive international experience at Leumi, coupled with his proven track record in banking and finance will be invaluable as we continue to deliver on our strategic initiatives.”

Mr. Arbel retired as Deputy CEO from Leumi, Israel's largest banking group, in April 2023, where he was instrumental in business growth and leading the service revolution. With over 25 years of experience at Leumi, Arbel has held senior roles throughout the organization, such as head of retail banking, head of the corporate division, and as chairman of Leumi UK. With key roles in Israel, New York and London, Mr. Arbel has a wide view on international business.

“I am honored to join the Board of Directors at IMCC,” said Mr. Arbel. “I look forward to leveraging my experience in banking and finance, providing guidance as IMCC continues to establish itself as the go-to brand in the cannabis world. I look forward to contributing to the company’s growth.”

Arbel holds a BA and MBA from Tel Aviv University.

About IM Cannabis Corp.
IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company has focused its resources to achieve sustainable and profitable growth in its highest value markets, Israel and Germany. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through its commercial relationship with Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms, distribution centers, and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Disclaimer for Forward-Looking Statements
This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to: the stated benefits Mr. Arbel’s appointment, including the further strengthening the Company’s commitment to driving growth in the German market while focusing on sustainable profitability; and Mr. Arbel’s international experience and track record in banking and finance will be invaluable to the Company.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to: the Company’s ability to realize upon the stated benefits Mr. Arbel’s appointment; and Mr. Arbel’s international experience and track record in banking and finance becoming invaluable to the Company.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the Israel-Hamas war on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; the Company's inability to take advantage of the legalization of medicinal cannabis in Germany; and the Company’s inability to realize upon the stated benefits Mr. Arbel’s appointment; and Mr. Arbel’s international experience and track record in banking and finance not becoming valuable to the Company.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual report dated March 28, 2024, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:
Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com